SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Financial Information
Quarter ended March 31, 2008

(A free translation of the original report in Portuguese as
published in Brazil containing Interim
Financial Information prepared in
accordance with accounting practices adopted in
Brazil and rules of the Brazilian Securities Commission – CVM)

Braskem S.A.
ITR – Quarterly Financial Information – Base Date 3/31/2008

Independent Auditors’ Special Review Report

To
The Management
Braskem S.A.
Camaçari - BA

1. We have conducted a special review of the Quarterly Financial Information of Braskem S.A. and of the Company and its subsidiaries (consolidated information) for the quarter ended March 31, 2008, which comprises the balance sheets, the statements of income, of cash flows, the performance report and the notes, which are the responsibility of its management. The Quarterly Financial Information of the subsidiaries, Copesul - Companhia Petroquímica do Sul and Ipiranga Química S.A. as of March 31, 2008 were reviewed by other independent auditors, and our review, with respect to the amount of investments and income deriving from these subsidiaries, is based exclusively on the comfort letters issued by these other auditors.

2. Our review was performed in accordance with specific rules established by IBRACON (Brazilian Institute of Independent Auditors) and the Federal Accounting Council (CFC), and consisted mainly of: (a) enquiries and discussions with management responsible for the accounting, financial and operational departments of the Company and its subsidiaries, with respect to the main criteria adopted in preparing the Quarterly Financial Information; and (b) a review of the information and subsequent events that had or could have had significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review and the comfort letters issued by other independent auditors, we are not aware of any material changes that should be made to the aforementioned Quarterly Financial Information for it to be in accordance with accounting practices adopted in Brazil and consistent with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Financial Information, comprising the Communiqué dated January 14, 2008.

4. As mentioned in note 9(b), the Company has accumulated ICMS credits from previous years, arising mainly from the differences between the rates of inflow and outflow of inputs and raw materials, domestic outflow which received incentive through the deferral of taxes, and sales destined to the foreign market. The realization of these tax credits depends on the successful implementation of the management’s plans as described in this note to the accompanying Quarterly Financial Information. The Quarterly Financial Information as of March 31, 2008, does not include any adjustments related to the recovery of these tax credits due to this uncertainty.

5. As mentioned in Note 17 (c), in relation to the discussion with respect to the constitutionality of Law 7689/88, the Company and its merged companies OPP Química, Trikem and Polialden filed a civil action for the nonpayment of the Social Contribution on Net Income (CSL). Management, based on the opinion of its legal advisors, who assessed the chances of a successful outcome as possible, believe that it should be able to obtain success in its pleading for the maintenance of the nonpayment and, in the event of loss of the rescissory action, the decision would not have a retroactive effect as from the year the law came into effect. Thus, a provision for possible unfavorable outcomes arising from the notices of infraction was neither constituted for the purposes of preparing these financial statements, nor for the years that have not been inspected yet by the Federal Revenue Department.

6. As mentioned in Note 9 (a), OPP Química S.A., merged by the Company in 2003, grounded on a decision taken by the Federal Supreme Court, has recognized in its accounting records Excise Tax (IPI) credits of R$ 1,030,125 thousand (R$ 2,542,592 thousand restated up to March 31, 2008), which were offset against IPI due and other federal taxes. Although this decision was the object of a regulatory appeal by the National Treasury, in which what is being questioned is not the right to the credit, but the inaccuracies with respect to the aspects related to the case of the non-taxed inputs, the monetary correction and the rate to be used for calculation purposes of the credits, and despite the assessments drafted against the Company, management, based on the opinion of its legal advisors, considers the chances of a successful outcome as probable and, consequently, no provision has been recorded in the Quarterly Financial Information related to the quarter ended March 31, 2008.

7. As per Note 28, Law no. 11638, which becomes effective as from January 1, 2008, was enacted on December 28, 2007. This Law modified, revoked and introduced new devices in Law no. 6404/76 (Corporate Law) and will cause changes in the accounting practices adopted in Brazil. Although the aforementioned Law has already become in force, the main modifications introduced by it are pending regulation by regulatory agencies to be fully applied by companies. Therefore, in this transition phase, CVM, through a Communiqué of January 14, 2008, permitted the non-application of Law no. 11638/07 devices in the preparation of the Quarterly Information. Thus, the accounting information contained in the Quarterly Information(ITR) of the quarter ended March 31, 2008, was prepared in accordance with CVM’s specific rules, and do not comprise the changes in the accounting practices introduced by Law no. 11638/07.

April 30, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

FINANCIAL STATEMENTS – 1st QUARTER OF 2008

BALANCE SHEET – ASSETS – PARENT COMPANY (in thousands of reais)
Account	Description	Mar/08	Dec/07
1	Total assets	16,431,070	16,632,385
1.01	Current assets	4,415,138	4,303,223
1.01.01	Cash and cash equivalents	1,085,786	1,264,273
1.01.01.01	Cash and cash equivalents	1,085,786	1,071,600
1.01.01.02	Marketable securities		192,673
1.01.02	Credits	1,328,984	1,506,118
1.01.02.01	Trade accounts receivable	933,820	1,059,661
1.01.02.02	Other credits	395,164	446,457
1.01.02.02.01	Taxes recoverable	269,327	170,650
1.01.02.02.02	Deferred income and social contribution taxes	36,725	36,725
1.01.02.02.03	Dividends and interest on shareholders’ equity	44,198	45,135
1.01.02.02.04	Prepaid expenses	44,914	57,249
1.01.02.02.05	Investment for sale		136,698
1.01.03	Inventories	1,654,339	1,468,180
1.01.04	Other	346,029	64,652
1.01.04.04	Other accounts receivable	346,029	64,652
1.02	Noncurrent assets	12,015,932	12,329,162
1.02.01	Long-term receivables	1,544,295	1,832,679
1.02.01.01	Other credits	1,459,160	1,733,815
1.02.01.01.01	Marketable securities	14,984	273,998
1.02.01.01.02	Trade accounts receivable	45,542	41,464
1.02.01.01.03	Inventories	21,774	22,790
1.02.01.01.04	Taxes recoverable	906,226	932,652
1.02.01.01.05	Deferred income and social contribution taxes	373,462	366,480
1.02.01.01.06	Deposits in court and compulsory loans	97,172	96,431
1.02.01.02	Related parties	58,060	64,604
1.02.01.02.01	Subsidiaries	15,255	20,219
1.02.01.02.02	Other related parties	42,805	44,385
1.02.01.03	Other	27,075	34,260
1.02.02	Permanent assets	10,471,637	10,496,483
1.02.02.01	Investments	2,635,471	2,572,066
1.02.02.01.01	Investments in associated companies	21,284	23,853
1.02.02.01.02	Investments in subsidiaries	1,451,287	873,200
1.02.02.01.03	Interest in subsidiaries – goodwill/ negative goodwill	1,154,661	147,830
1.02.02.01.04	Other investments	8,239	8,239
1.02.02.01.05	Advances for acquisition of investments		1,518,944
1.02.02.02	Property, plant and equipment	6,384,037	6,391,685
1.02.02.03	Intangible assets	170,332	159,222
1.02.02.04	Deferred charges	1,281,797	1,373,510

BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – PARENT COMPANY (in thousands of reais)
Account	Description	Mar/08	Dec/07
2	Total liabilities	16,431,070	16,632,385
2.01	Current liabilities	3,779,474	4,336,378
2.01.01	Loans and financing	688,138	416,577
2.01.02	Debentures	15,085	20,474
2.01.03	Accounts payable to suppliers	2,386,461	2,365,462
2.01.04	Taxes and contributions payable	95,133	93,961
2.01.05	Dividends payable	281,234	281,241
2.01.08	Other	313,423	1,158,663
2.01.08.01	Salaries and social charges	209,903	183,164
2.01.08.02	Income tax	10,921
2.01.08.03	Other taxes and contributions	92,599	975,499
2.01.08.03.01	Creditors for acquisition of investments		880,991
2.01.08.03.02	Other	92,599	94,508
2.02	Noncurrent liabilities	6,724,304	6,451,208
2.02.01	Long-term liabilities	6,708,988	6,434,743
2.02.01.01	Loans and financing	4,624,533	4,371,393
2.02.01.02	Debentures	800,000	800,000
2.02.01.04	Related parties	16,052	16,789
2.02.01.06	Other	1,268,403	1,246,561
2.02.01.06.01	Taxes and contributions payable	1,131,466	1,105,110
2.02.01.06.02	Accounts payable to suppliers	24,678	26,338
2.02.01.06.03	Long-term incentives	5,006	4,879
2.02.01.06.04	Deferred income and social contribution taxes	7,198	7,346
2.02.01.06.05	Pension plan and benefits for employees	19,565	19,565
2.02.01.06.06	Other accounts payable	80,490	83,323
2.02.02	Deferred income	15,316	16,465
2.04	Shareholders’ equity	5,927,292	5,844,799
2.04.01	Paid-in capital	4,640,947	4,640,947
2.04.02	Capital reserves	457,461	458,144
2.04.04	Profit reserves	745,708	745,708
2.04.04.01	Legal reserve	99,972	99,972
2.04.04.02	Profit retention for expansion	645,736	890,192
2.04.04.03	Other revenue reserves		(244,456)
2.04.04.03.01	Treasury shares		(244,456)
2.04.05	Retained earnings	83,176

INCOME STATEMENT – PARENT COMPANY (in thousands of reais)
Account code	Account description	1st quarter/2008	1st quarter/2007
3.01	Revenues	3,711,771	3,693,866
3.01.01	Domestic market sales	3,195,848	3,002,681
3.01.02	Foreign market sales	515,923	691,185
3.02	Sales taxes, freights and returns	(931,668)	(850,552)
3.03	Net revenues	2,780,103	2,843,314
3.04	Cost of goods sold and services rendered	(2,417,298)	(2,322,184)
3.05	Gross profit	362,805	521,130
3.06	Operating (expenses) income	(388,767)	(388,889)
3.06.01	Selling expenses	(63,755)	(113,432)
3.06.02	General and administrative expenses	(133,897)	(116,339)
3.06.02.01	General and administrative expenses	(131,767)	(113,724)
3.06.02.02	Management remuneration	(2,130)	(2,615)
3.06.03	Financial (expenses) income	(169,701)	(94,074)
3.06.03.01	Financial income	97,454	(20,751)
3.06.03.02	Financial expenses	(267,155)	(73,323)
3.06.04	Other operating income	61,406	13,186
3.06.05	Other operating expenses	(136,499)	(111,341)
3.06.05.01	Depreciation and amortization	(96,328)	(97,484)
3.06.05.02	Other operating expenses	(40,171)	(13,857)
3.06.06	Equity in income of subsidiaries and associated companies	53,679	33,111
3.06.06.01	Equity in income of subsidiaries and associated companies	75,224	59,387
3.06.06.02	Amortization of (goodwill)/ negative goodwill, net	(21,694)	(23,647)
3.06.06.03	Exchange variation	149	(2,579)
3.06.06.05	Other		(50)
3.07	Operating profit	(25,962)	132,241
3.08	Non-operating income (expenses), net	112,929	(927)
3.08.01	Non-operating income	254,204	88
3.08.02	Non-operating expenses	(141,275)	(1,015)
3.09	Net income before income and social contribution taxes/ interests	86,967	131,314
3.10	Income and social contribution taxes	(10,921)	(15,242)
3.11	Deferred income and social contribution taxes	7,130	(7,093)
3.15	Net income for the period	83,176	108,979
	Number of shares outstanding	432,838	356,039
	Net income per share (reais)	0.19217	0.30609

BALANCE SHEET - ASSETS – CONSOLIDATED (in thousands of reais)
Account	Description	Mar/08	Dec/07
1	Total assets	21,107,519	20,892,001
1.01	Current assets	6,851,343	6,596,287
1.01.01	Cash and cash equivalents	1,727,252	2,138,850
1.01.01.01	Cash and cash equivalents	1,573,874	1,890,151
1.01.01.02	Marketable securities	153,378	248,699
1.01.02	Credits	1,965,927	2,083,403
1.01.02.01	Trade accounts receivable	1,361,984	1,496,976
1.01.02.02	Sundry credits	603,943	586,427
1.01.02.02.01	Taxes recoverable	481,954	310,311
1.01.02.02.02	Deferred income and social contribution taxes	62,763	62,980
1.01.02.02.03	Dividends and interest on shareholders’ equity	3,000	3,936
1.01.02.02.04	Prepaid expenses	56,226	72,502
1.01.02.02.05	Investment for sale		136,698
1.01.03	Inventories	2,732,641	2,264,272
1.01.04	Other	425,523	109,762
1.01.04.01	Other accounts payable	425,523	109,762
1.02	Noncurrent assets	14,256,176	14,295,714
1.02.01	Long-term receivables	2,005,487	1,959,104
1.02.01.01	Sundry credits	1,916,556	1,862,620
1.02.01.01.01	Marketable securities	204,464	119,789
1.02.01.01.02	Trade accounts receivable	46,005	41,927
1.02.01.01.03	Inventories	21,774	22,790
1.02.01.01.04	Taxes recoverable	1,125,795	1,175,008
1.02.01.01.04	Deferred income and social contribution taxes	405,264	395,452
1.02.01.01.06	Deposits in court and compulsory loans	113,254	107,654
1.02.01.02	Related parties	47,086	48,531
1.02.01.02.03	Other related parties	47,086	48,531
1.02.01.03	Other	41,845	47,953
1.02.02	Permanent assets	12,250,689	12,336,610
1.02.02.01	Investments	41,690	1,073,183
1.02.02.01.01	Associated companies	21,878	24,445
1.02.02.01.02	Subsidiaries	6,912	6,912
1.02.02.01.03	Other investments	12,900	13,840
1.02.02.01.06	Advances for acquisition of investments		1,027,986
1.02.02.02	Property, plant and equipment	9,362,572	8,404,079
1.02.02.03	Intangible assets	185,171	172,418
1.02.02.04	Deferred charges	2,661,256	2,686,930

BALANCE SHEET - LIABILITIES – CONSOLIDATED (in thousands of reais)
Account	Description	Mar/08	Dec/07
2	Total liabilities	21,107,519	20,892,001
2.01	Current liabilities	5,212,522	5,922,906
2.01.01	Loans and financing	1,278,419	1,068,351
2.01.02	Debentures	108,819	111,632
2.01.03	Accounts payable to suppliers	2,866,272	2,967,929
2.01.04	Taxes and contributions	158,008	161,825
2.01.05	Dividends payable	307,767	307,945
2.01.08	Other	493,237	1,305,224
2.01.08.01	Salaries and social charges	260,903	260,807
2.01.08.02	Income tax	54,915	15,365
2.01.08.03	Other taxes and contributions	177,419	1,029,052
2.01.08.03.01	Creditors for acquisition of investments		880,991
2.01.08.03.02	Other	177,419	148,061
2.02	Noncurrent liabilities	9,420,786	8,614,127
2.02.01	Long-term liabilities	9,396,739	8,588,931
2.02.01.01	Loans and financing	7,175,974	6,401,947
2.02.01.02	Debentures	800,000	800,000
2.02.01.03	Other	1,420,765	1,386,984
2.02.01.03.01	Taxes and contributions payable	1,175,441	1,145,816
2.02.01.03.02	Accounts payable to suppliers	27,994	29,654
2.02.01.03.03	Long-term incentives	5,006	4,879
2.02.01.03.04	Deferred income and social contribution taxes	71,525	64,451
2.02.01.03.05	Pension plans and benefits for employees	35,727	35,727
2.02.01.03.06	Other accounts payable	105,072	106,457
2.02.02	Deferred income	24,047	25,196
2.03	Interests of non-controlling shareholders	635,124	597,949
2.04	Shareholders’ equity	5,839,087	5,757,019
2.04.01	Paid-in capital	4,640,947	4,640,947
2.04.02	Capital reserves	457,461	458,144
2.04.04	Profit reserves	657,928	657,928
2.04.04.01	Legal reserve	99,972	99,972
2.04.04.02	Profit retention for expansion	571,066	815,522
2.04.04.03	Other revenue reserves	(13,110)	(257,566)
2.04.04.03.01	Treasury shares	(13,110)	(257,566)
2.04.05	Retained earnings	82,751

INCOME STATEMENT – CONSOLIDATED (in thousands of reais)
Account code	Account description	1st quarter/2008	1st quarter/2007
3.01	Revenues	5,638,013	4,229,948
3.01.01	Domestic market sales	4,706,879	3,398,499
3.01.02	Foreign market sales	931,134	831,449
3.02	Sales taxes, freights and returns	(1,227,818)	(939,264)
3.03	Net revenues	4,410,195	3,290,684
3.04	Cost of goods sold and services rendered	(3,759,914)	(2,615,157)
3.05	Gross profit	650,281	675,527
3.06	Operating (expenses) income	(589,531)	(513,789)
3.06.01	Selling expenses	(93,175)	(137,501)
3.06.02	General and administrative expenses	(167,357)	(134,522)
3.06.02.01	General and administrative expenses	(164,491)	(131,469)
3.06.02.02	Management remuneration	(2,866)	(3,053)
3.06.03	Financial (expenses) income	(200,492)	(112,876)
3.06.03.01	Financial income	30,257	25,294
3.06.03.02	Financial expenses	(230,749)	(138,170)
3.06.04	Other operating income	64,426	14,655
3.06.05	Other operating expenses	(171,394)	(118,581)
3.06.05.01	Depreciation and amortization	(130,566)	(103,127)
3.06.05.02	Other operating expenses	(40,828)	(15,454)
3.06.06	Equity in the results of subsidiaries and associated companies	(21,539)	(24,964)
3.06.06.01	Equity in the results of investees	2,348	(109)
3.06.06.02	Amortization of (goodwill) negative goodwill, net	(22,504)	(22,674)
3.06.06.03	Exchange variation	148	(2,808)
3.06.06.04	Tax incentives	220	1,298
3.06.06.05	Other	(1.751)	(671)
3.07	Operating profit	60,750	161,738
3.08	Non-operating income (expense), net	112,667	(1,646)
3.08.01	Non-operating income	254,372	189
3.08.02	Non-operating expenses	(141,705)	(1,835)
3.09	Net income before income and social contribution taxes/ interests	173,417	160,092
3.10	Income and social contribution taxes	(52,900)	(50,746)
3.11	Deferred income and social contribution taxes	5,529	(2,484)
3.12	Minority interests	(37,166)	(2)
3.13	Employees’ profit sharing	(6,129)
3.14	Net income for the period	82,751	106,860
	Number of shares outstanding	432,838	356,039
	Net income per share (reais)	0.19118	0.30014

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (in thousands of reais)

1 Operations

(a) Braskem S.A. (“Braskem” or the “Company”) and its subsidiaries, with 18 production units located in the States of Alagoas, Bahia, São Paulo Rio Grande do Sul, engage in the production of basic petrochemicals such as ethane, propene, benzene, and caprolactam, in addition to gasoline and LPG (cooking gas). The thermoplastic resin segment includes polyethylene, polypropylene, PVC and Polyethylene Teraphtalate ("PET"). The Company and its subsidiaries also engage in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of inputs used to companies pertaining to the Camaçari (in Bahia) and Triunfo (in Rio de Grande do Sul) Petrochemical Complexes, such as steam, water, compressed air and electric power, and the rendering of services to these companies. The Company also invests in other companies. Braskem head offices are located at Camaçari.

(b) Corporate events

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2007 and 2008 can be summarized as follows:

• The Extraordinary General Meeting held on April 2, 2007 approved the merger of Politeno, based on its shareholders’ equity as of December 31, 2006, amounting to R$ 498,983. The exchange ratio of Politeno shares for Braskem shares was determined based on the companies’ shareholders’ equity at book value, in accordance with appraisal reports issued by a specialized firm.

The Company capital was increased by R$ 19,157 to R$ 3,627,429 through the issue of 1,533,670 class “A” preferred shares and now comprises 123,978,672 common, 247,154,278 class “A” preferred and 803,066 class “B” preferred shares.

In order to maintain the current capital structured at Braskem, comprising 1/3 common shares and 2/3 preferred shares, the conversion of 486,530 class “A” preferred into common shares was approved.

• On April 2007, Ultrapar Participações S.A. (“Ultrapar”) acting as agent for itself, the Company and for Petróleo Brasileiro – S.A. - Petrobras, acquired for R$ 2,113,107, the equivalent to 66.2% of common shares and 13.9% of preferred capital shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred capital shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred capital shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), held by the controlling shareholders of the Ipiranga Group. Of this amount, the Company paid R$ 651,928 under the agency agreement among the parties.

Pursuant to the agreement among Ultrapar, Braskem and Petrobras, the Company now holds the control of petrochemical assets, represented by Ipiranga Química S.A. (“Ipiranga Química), Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s interest in Companhia Petroquímica do Sul (“Copesul”). Assets associated with oil refining operations held by RPI will be shared on equal terms by Petrobras, Ultrapar and Braskem.

As new controller of these assets, in April 2007 the Company started to fully consolidate Ipiranga Química, IPQ and Copesul, considering a 13.4% interest in the total capital of Ipiranga Química. Until March 31, 2007, Copesul was proportionately consolidated, in accordance with CVM Instruction 247/97.

• In October and November 2007, the Company proceeded with the purchase of the Ipiranga Group and acquired the common shares held by minority shareholders in RPI, DPPI and CBPI, in compliance with the provisions of the Brazilian Corporation Law. Under this acquisition, Braskem made Ultrapar an advance of R$ 203,713, and for consolidation purposes, considered from then on a 17.87% interest in the total capital of Ipiranga Química.

• In November 2007, Petrobras, Petrobras Química S.A. – Petroquisa (“Petroquisa”) and Odebrecht announced the execution of an agreement intended to carry on the consolidation of the Brazilian petrochemical industry, by merging into Braskem the following petrochemical assets held by Petrobras and Petroquisa:

  37.3% of the total capital of Copesul;
  40% of the total capital of both Ipiranga Química and IPQ;
  40% of the total capital of Petroquímica Paulínia; and
  100% of the total capital of Petroquímica Triunfo (“Triunfo”).

Up to 100% of the total and voting capital of Triunfo may be merged into Braskem, at the option of Petrobras and Petroquisa. Alternatively, the merger may be replaced with cash provided by Petrobras and Petroquisa for an amount equal to the economic value of this asset.

• In December 2007, Ultrapar merged the preferred shares held by minority shareholders of the acquired companies, thus holding 100% of shares in RPI, DPPI and CBPI. Upon conclusion of this last stage, the Company recorded the final installment owed Ultrapar, in the amount of R$ 633,488. This installment was recognized in December 2007 as “Advance for acquisition of investment” in Permanent Assets, as a contra entry to the “Creditors for acquisition of investments” line, in current liabilities. After the book recording of this stage of the acquisition process, the Company now considers a 60.00% interest in the total capital of Ipiranga Química for equity pick-up and consolidation purposes. On February 27, 2008 the amount provided for as of December 31, 2007 was paid to Ultrapar and IQ shares were transferred to the Company.

• In January 2008, the Company settled the last installment for the acquisition of Politeno Indústria e Comércio S.A. (“Politeno”) shares, based on the average performance of that company over the 18 months subsequent to the execution of the purchase and sale agreement in April 2006, as a result of the difference between polyethylene and ethylene prices in the Brazilian domestic market, amounting to R$ 247,503. To December 2007, this portion was recognized in the “Creditors for acquisition of investments” line.

• On November 13, 2007, Braskem, in conjunction with UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders in Petroflex Indústria e Comércio S.A. (Petroflex)entered into an agreement with Lanxess Deutschland GmbH (“Lanxess”) for the sale of shares in that jointly-controlled entity.

As a result of this disposal, at December 31, 2007, the amount of the investment in Petroflex was stated as “Investment for sale”.

In March 2008, as all precedent conditions set forth in the sale agreement had been complied with, the transaction was recognized at the final amount of R$ 252,105, in the “Other accounts receivable” line, under current assets. Also a non-operating income of R$ 115,567 was recorded. The financial settlement of the transaction and transfer of shares took place on April 1, 2008. Pursuant to the agreement, changes in Petroflex working capital and net debt may give rise to a reduction in the acquisition price.

As required by CVM Instruction 247/96, the Company determines equity in the earnings of the investment until the actual transfer of the related shares to the purchaser. In 2008, the Company recorded R$ 2,041 as equity in income of subsidiaries and associated companies and R$ 195 as amortization of goodwill.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

2 Presentation of the Quarterly Financial Information

The individual and consolidated Quarterly Financial Information were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the rules and procedures determined by the Brazilian Securities Exchange Commission – CVM, Brazilian Institute of Independent Auditors – IBRACON, and Federal Accounting Council – CFC.

3 Significant Accounting Practices

No significant changes in accounting practices, or in the criteria for presenting quarterly financial information, occurred in relation to the financial statements for the year ended December 31, 2007.

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods and the goodwill of investments, as well as provisions for contingencies, income tax and other similar amounts.

(b) Consolidated Quarterly Information

The consolidated Quarterly Information was prepared in accordance with the consolidation principles established in the Brazilian Corporation Law and supplementary provisions of CVM and includes the balance sheets and statements of income of the Company and its subsidiaries, jointly-controlled entities, and special purpose entities in which the Company has direct or indirect share control or control over activities, as shown below:

			Interest in total capital - %

		Head office
		(country)	Mar/08	Dec/07	Mar/07

Subsidiaries
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)	(i)	Argentina	98.00	98.00	98.00
Braskem Distribuidora Ltda. and subsidiaries		Brazil	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00	100.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Companhia Alagoas Industrial – CINAL		Brazil	100.00	100.00	100.00
Copesul and subsidiaries	(ii)	Brazil	39.19	39.19
CPP – Companhia Petroquímica Paulista (“CPP”)	(iii)	Brazil			79.70
Ipiranga Química and subsidiaries	(iv)	Brazil	60.00	60.00
Politeno Indústria e Comércio S.A. (“Politeno”) and subsidiaries	(v)	Brazil			96.16
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(xiii)	Brazil	100.00	100.00
Tegal - Terminal de Gases Ltda. (“Tegal”)	(vi)	Brazil			95.83

Jointly-controlled entities	(vii)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(viii)	Brazil	49.75	49.89	49.03
Copesul and subsidiaries		Brazil			29.46
Petroflex and subsidiaries	(ix)	Brazil			20.12
Petroquímica Paulínia S.A. (“Petroquímica Paulínia”)	(x)	Brazil	60.00	60.00	60.00

Special Purpose Entities (“EPE’s”)	(xi)
Fundo Parin	(xii)	Guernsey		100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento
(“FIQ Sol”)		Brazil	100.00	100.00	100.00

(i) Including the interest of subsidiary Braskem Distribuidora, the Company interest is equal to 100%.
(ii) Including the interest of indirect subsidiary IPQ, the Company interest is equal to 62.70% at March 31, 2008. As from April 2007, the investment is fully consolidated, under the Ipiranga Group purchase agreement (Note 1(b)).
(iii) Company merged into Petroquímica Paulínia in November 2007.
(iv) Investment consolidated as from April 2007, pursuant to the terms of the purchase agreement of the Ipiranga Group (Note 1(b)).
(v) Company merged on April 2, 2007.
(vi) Company merged on July 31, 2007.
(vii) Investments consolidated on a pro rata basis, according to CVM Instruction 247/96.
(viii) Including the interest of subsidiary CINAL, Braskem’s interest is equal to 54.40% at March 31, 2008. Jointly-controlled entity pursuant to the provisions of the by-laws.
(ix) Investment consolidated until November 2007, due to the disposal process.
(x) Jointly-controlled entity as provided in the shareholders’ agreement.
(xi) Investments consolidated in compliance with CVM Instruction 408/04.
(xii) This fund was wound up in January 2008.
(xiii) The Company has direct control over this investment as from April 2, 2007.

In the consolidated Quarterly Financial Information, the intercompany investments and the equity pick-up, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies were eliminated.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets which gave rise to it, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to “Deferred income”.

For a better presentation of the consolidated quarterly financial information, the cross-holding between the Company and its subsidiary Braskem Participações was reclassified as “Treasury shares”. Total shares held by that subsidiary, as well as its interest in the total capital of the Company are presented below:

Braskem
Participações

Common shares	580,331
Class “A” preferred shares	290,165
Interest in total capital	0.24%

Pursuant to paragraph 1, article 23 of CVM Instruction CVM 247/96, the Company has not consolidated on a pro rata basis the financial information of the jointly-controlled entities Companhia de Desenvolvimento Rio Verde – CODEVERDE and RPI. This information does not show significant changes and does not lead to distortions in the Company’s consolidated financial statements.

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the year is as follows:

	Shareholders’ equity		Net income for the period

	Mar/08	Dec/07	Mar/08	Mar/07

Parent company	5,927,292	5,844,799	83,176	108,979
Cross holding classified as treasury shares	(13,110)	(13,110)
Exclusion of profits in inventories of subsidiaries	(5,793)	(4,205)	(1,588)	(3,675)
Exclusion of the gain on the sale of investment between related parties	(38,476)	(38,476)
Exclusion of results of financial transactions between related parties	(10,495)	(10,628)	133	526
Reversal of amortization of goodwill on the sale of investments between related parties	23,357	22,327	1,030	1,030
Exclusion of the gain on assignment of right of use between associated companies	(34,942)	(34,942)
Exclusion of gain of capital contribution to subsidiary	(8,746)	(8,746)

Consolidated	5,839,087	5,757,019	82,751	106,860

4 Cash and Cash Equivalents

	Parent company		Consolidated

	Mar/08	Dec/07	Mar/08	Dec/07

Cash and banks	29,729	298,861	108,041	578,820
Financial investments
Domestic	536,379	259,105	791,423	612,897
Abroad	519,678	513,634	674,410	698,434

	1,085,786	1,071,600	1,573,874	1,890,151

The domestic financial investments are mainly represented by exclusive funds of Braskem (FIQ Sol) and Copesul (FIF Copesul) exclusive funds which, in turn hold quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed income securities and time deposits. The financial investments abroad mainly consist of fixed income instruments or instruments issued by first-tier financial institutions, with high marketability. The maximum redemption term of such investments is 90 days.

5 Marketable Securities

	Parent company		Consolidated

	Mar/08	Dec/07	Mar/08	Dec/07

Current assets
Investment funds		192,673	15,300	133,901
Investment in fixed-income instruments			138,078	114,798

		192,673	153,378	248,699

Long-term receivables
Investment funds		265,695	189,574	118,141
Subordinated quotas in investment fund in credit rights	6,785		6,785
Other	8,199	8,303	8,105	1,648

	14,984	273,998	204,464	119,789

Total	14,984	466,671	357,842	368,488

At March 31, 2008 Copesul is the only quotaholder in investment funds, whose portfolio comprises Treasury Financial Bills (LFT), Bank Deposit Certificates (CDB) and simple debentures.

At December 31, 2007, the investment funds included an investment fund where Braskem was the only quotaholder and whose portfolio was comprised by time deposits at Credit Suisse First Boston Bank. The Company redeemed the deposit certificates in February 2008.

6 Trade Accounts Receivable

	Parent company		Consolidated

	Mar/08	Dec/07	Mar/08	Dec/07

Customers
Domestic market	919,112	1,218,089	1,255,287	1,697,187
Foreign market	390,527	429,364	695,970	725,233
Discounted trade bills		(197,753)	(59,411)	(311,844)
Advances on bills of exchange delivered	(169,265)	(188,358)	(288,335)	(385,155)
Allowance for doubtful accounts	(161,012)	(160,217)	(195,522)	(186,518)

	979,362	1,101,125	1,407,989	1,538,903
Long-term receivables	(45,542)	(41,464)	(46,005)	(41,927)

Current assets	933,820	1,059,661	1,361,984	1,496,976

When carrying out trade bill discount transactions with financial institutions, the Company undertakes to reimburse it in the event of default of the customers.

Changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	Mar/08	Mar/07	Mar/08	Mar/07

At beginning of the period	160,217	103,474	186,488	153,350
Additions classified as selling expenses	1,336	15,070	10,383	24,982
Recovery of credits provided for	(541)	(1,198)	(1,128)	(1,298)
Write-off of bills considered non-collectable			(217)	(25)
Exchange variation			(4)

At the end of the period	161,012	117,346	195,522	177,009

7 Inventories

	Parent company		Consolidated

	Mar/08	Dec/07	Mar/08	Dec/07

Finished goods and work in process	1,084,763	829,111	1,604,536	1,152,137
Raw materials, production inputs and packaging	285,236	317,687	632,547	651,373
Warehouse (*)	284,295	291,605	394,941	401,722
Advances to suppliers	34,249	52,614	103,064	53,239
Imports in transit and other	6,373	19,166	38,174	47,928
Provision for adjustment to realization value	(18,803)	(19,213)	(18,847)	(19,337)

Total	1,676,113	1,490,970	2,754,415	2,287,062
Noncurrent assets (*)	(21,774)	(22,790)	(21,774)	(22,790)

Current assets	1,654,339	1,468,180	2,732,641	2,264,272

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to noncurrent assets.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company and Copesul.

8 Related Parties

(a) Parent company

Balances

				Current		Noncurrent	Current		Noncurrent
				assets		assets	assets		liabilities

				Dividends
				and interest
	Cash and		Trade	on		Credits to	Accounts	Accounts	Debts to
	cash	Marketable	accounts	shareholders’	Marketable	related	payable to	payable to	related
	equivalents	securities	receivable	equity	securities	parties (ii)	suppliers	suppliers	parties (iii)

Subsidiaries and
jointly-controlled
entities
Braskem America			15,241
Braskem Argentina			2,084
Braskem Distribuidora			6,415			4,706
Braskem Europa			34,395
Braskem Inc.							22,350
CETREL			36			135	86
CINAL			1,722				225		554
Copesul (i)			27,656	41,198			35,618
Lantana						49
Politeno
Empreendimentos									15,498
Ipiranga Química			62
IPQ			32,180				255
Petroquímica Paulínia			6,001			10,365
EPE´s
FIQ Sol	536,373
Associated company
Borealis			6,899	3,000
Related parties
CNO			7,287
Petrobras			57,284			42,805	627,306	23,605

At March 31, 2008	536,373		197,262	44,198		58,060	685,840	23,605	16,052

At December 31, 2007	258,768	192,673	224,282	45,135	265,695	64,604	613,001	25,251	16,789

(i) “Trade accounts receivable” includes R$ 26,189 arising from the transfer of ICMS credit balances;
(ii) “Credits to related parties” include:
        • Petroquímica Paulínia (R$ 10,365): advance for future capital increase; and
        • Petrobras (R$ 42,805): loan agreement bearing interest at 100% of CDI;
(iii) The principal amount shown in “Debts to related parties” refers to the current account balance with Politeno Empreeendimentos, bearing interest at 100% of CDI.

Parent company (continued)

				Transactions

		Purchases of
	Sales of	raw materials,	Financial	Financial
	products	services and utilities	income (i)	expenses

Subsidiaries and jointly-controlled
entities
Braskem America	8,380		(360)	9
Braskem Argentina	324		(23)
Braskem Distribuidora	26,554		105
Braskem Europa	20,274		1,650	(10)
Braskem Inc.		22,348		(183)
CETREL	246	5,400
CINAL	189	3,018	5	(9)
Copesul	3,951	729,921
Ipiranga Química	5,934		26
IPQ	20,521		(3)
Petroquímica Paulínia	7,215
Politeno Empreendimentos				(389)
EPE's
Fundo Parin				2,847
FIQ Sol			6,750
Associated company
Borealis	36,713			(11)
Other related parties
CNO		40,906
Petrobras	141,217	1,268,328	868	(15,409)
Other				2,282

At March 31, 2008	271,518	2,069,921	9,018	(10,873)

At March 31, 2007	504,125	1,725,725	5,956	66,036

(i) Includes exchange variation on trade accounts receivable.

(b) Consolidated

						Balances

			Current	Noncurrent	Current	Noncurrent
			assets	receivables	assets	liabilities

		Dividends and
	Trade	interest on		Credits to	Accounts	Accounts
	accounts	shareholders.’	Other accounts	related to	payable to	payable to
	receivable	equity	receivable	parties (i)	suppliers	suppliers

Subsidiaries and jointly-controlled entities
CETREL	16			135	39
Petroquímica Paulínia	2,400			4,146
RPI	4,813
Associated company
Borealis	6,899	3,000
Related parties
CNO	7,287
Petrobras	63,272			42,805	637,864	23,605
Petrobras Distribuidora	237
Refinaria Alberto Pasqualini - REFAP S.A. (“REFAP”) (related party of Copesul)	15,673				2,533
Other			1,923		481

At March 31, 2008	100,597	3,000	1,923	47,086	640,917	23,605

At December 31, 2007	100,597	3,936	1,923	48,531	582,027	25,251

(i) “Credits to related parties” include:
    • Petroquímica Paulínia (R$ 4,146): advance for future capital increase (this balance has not been consolidated on a pro rata basis); and
    • Petrobras (R$ 42,805): loan agreement bearing interest at 100% of CDI;

		Transactions		Financial results

		Purchases of raw materials, services and utilities
	Sales of		Financial	Financial
	products		income	Expenses

Subsidiaries and jointly-controlled entities
CETREL		2,463
Associated company
Borealis	36,713
Related parties
CNO		40,906
Petrobras	146,513	1,711,647	868	(15,409)
Petrobras Distribuidora	6,437	3,133
REFAP	100,074	413,671
RPI	184,847
Other		1,423

At March 31, 2008	474,584	2,173,243	868	(15,409)

At December 31, 2007	666,709	2,083,530	1,078	45,153

The transactions between the Company and related parties are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, international market prices, and (ii) for purchases of naphtha from Petrobras and REFAP, the European market prices. Until March 31, 2008, the Company and Copesul also imported naphtha at a volume equal to 40% of their consumption.

9 Taxes Recoverable

	Parent company		Consolidated

	Mar/08	Dec/07	Mar/08	Dec/07

Excise tax (IPI) (regular transactions)	17,086	16,809	24,512	23,665
Value-added Tax on Sales and Services (ICMS)	956,709	897,375	1,172,421	1,090,404
Employees’ profit participation program (PI) and social
contribution on billings (Cofins)	58,150	44,773	79,416	61,190
PIS – Decrees-law 2445 and 2449/88	55,194	55,194	87,501	87,501
Income and social contribution taxes	25,956	23,644	86,351	66,721
Tax on net income - ILL			56,277	55,834
Other	62,458	65,507	101,271	100,004

Total	1,175,553	1,103,302	1,607,749	1,485,319
Current assets	(269,327)	(170,650)	(481,954)	(310,311)

Noncurrent assets	906,226	932,652	1,125,795	1,175,008

(a) Excise tax (IPI)

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This STF determination confirmed such entitlement to IPI credits on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. This lawsuit was filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses only a remote risk of changes in the OPP Química-friendly decision, although the STF itself has revisited this matter on the merits in a similar lawsuit lodged by another taxpayer.

In light of those aspects referring to the extent of the agravo regimental, OPP Química posted these tax credits at R$ 1,030,125 in December 2002, which was offset by the Company with IPI itself and other federal tax debts. Such credits were used up in 1Q05.

During 2006 and 2007, the Federal Internal Revenue Department issued several infraction notices (autos de infração) against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company, also demanding the tax payments offset by the Company with the tax credits posted as from December 2002. Further, the Federal Internal Revenue Department rejected approximately 200 applications for offsetting of these credits with federal taxes payable by the Company. The Company disputed these rejections at administrative and judicial levels, and the likelihood of a favorable outcome for these disputes is viewed as probable by the Company’s outside legal advisors.

The tax credits used up by the Company (updated at the SELIC benchmark rate until March 2008) come to R$ 2,542,592. Out of these credits, the sundry collection proceedings referred to above have reached R$ 2,297,048 to date, plus fines in the overall amount of R$ 731,042. The Company’s outside legal advisors believe that such fines are undue by any means.

In a judgment session held on December 11, 2007, the STF First Panel granted the agravo regimental on the argument that the extraordinary appeal should be entertained by said Panel again, thus voiding the erstwhile STF ruling. Such STF determination, containing the opinions and arguments of STF justices who took part in the judgment, has not been published to date.
Braskem is poised to appeal after such publication occurs.

All things considered, and in view of its belief that the new STF determination should be limited to procedural aspects only, Braskem (in reliance on the opinion of its legal advisors) still defends the final and conclusive nature of said decision allowing it to use IPI tax credits deriving from acquisition of raw materials that are either tax-exempt or else taxed at a zero rate. In addition, Braskem believes that the new STF judgment on the extraordinary appeal should focus only on the subject matter of the agravo regimental (which means that the STF should not longer deliberate on entitlement to IPI tax credits themselves, as discussions over such specific matter are precluded in this case).

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

(b) Value-added tax on sales and services (ICMS)

The Company and IPQ have accrued ICMS tax credits during the latest fiscal years, basically on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The managements of the Companya and IPQ have given priority to a number os actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. These actions comprise, among others:

• Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to third parties, backed by Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006.

• Obtaining from the Bahia state authorities the extension from 40% to 60% in the tax base of ICMS levied on imported petrochemical naphtha, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 9681 of 2005).

• Increasing the ICMS tax base (from 40% to 100%) in connection with the sale of fuels to refiner, as per article 347 of the Bahia State ICMS Regulations.

• Replacing the exports of co-products with domestic market transactions.

• Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

Considering the Company’s and IPQ’s management projection over the term for realization of these credits, at March 31, 2008, the amount of R$ 815,190 (Dec/07 - R$ 865,086) was recorded as noncurrent assets.

(c) ILL

Subsidiary Copesul applied to the Federal Internal Revenue Department for refund of Tax on Net Income (ILL) paid from 1989 to 1991, as this tax was considered unconstitutional under the Federal Senate Resolution 82 of November 22, 1996.

In December 2002, Copesul posted such credits as accumulated profits, as the outside counsel held that likelihood of a favorable outcome was probable, given the existence of the aforesaid Federal Senate Resolution.

10 Deposits in court and compulsory loan

	Parent company		Consolidated

	Mar/08	Dec/07	Mar/08	Dec/07

Deposits in court
Tax contingency	55,656	54,862	67,339	63,626
Labor and other claims	22,536	22,589	25,452	23,597
Compulsory loan
Eletrobras	18,980	18,980	20,463	20,431

	97,172	96,431	113,254	107,654

11 Investments – Parent Company

(a) Information on investments

	Interest in total capital (%) Mar/08	Adjusted net income (loss) for the period		Adjusted shareholders’ equity (negative equity)

		Mar/08	Mar/07	Mar/08	Dec/07

Subsidiaries
Braskem America	100.00	847	(135)	5,615	4,829
Braskem Argentina	98.00	28	(778)	373	351
Braskem Distribuidora	100.00	207	(5,316)	89,224	89,017
Braskem Europa	100.00	123	111	13,268	9,813
Braskem Inc.	100.00	10,620	2,562	44,604	34,414
Braskem Participações	100.00	(1)	(288)	16,022	16,023
CINAL	100.00	953	3	26,880	25,928
Copesul	39.19	60,384		1,310,931	1,250,505
Ipiranga Química	60.00	60,245		878,509
Politeno			(158)
Politeno Empreendimentos	100.00	291	(36)	15,732	15,441
Tegal			184

Jointly-controlled entities
CETREL	49.75	4,510	5,773	134,365	127,702
CODEVERDE	35.53			45,345	45,345
Copesul			192,998
Petroflex			12,984		375,547
Petroquímica Paulínia	60.00			241,823	241,823
RPI	33.33	(13,659)		(44,909)

Associated companies
Borealis	20.00	3,937	1,507	106,431	119,267
Sansuy (i)	20.00	(7)	(396)	2,039	2,046

Information on investments of subsidiaries
Braskem Distribuidora
Braskem Argentina	2.00	28	(778)	373	351
Braskem Importação	100.00		34	60	60
Braskem Inc
Lantana	100.00	(3,201)	(1,856)	12,149	15,544
CINAL
CETREL	4.65	4,510	5,773	134,365	127,702

(i) Shareholders’ equity and loss for the period determined until January 2008.

(b) Investment changes in subsidiaries, jointly-controlled entities and associated companies

					Equity in net Income of subsiaries and associated companies

	Balance at	Acquisition of	Capital			Recording	Amortization	Exchange		Balance at
	01/01/2008	investment	increase	Dividends		goodwill	goodwill	variation	Other	03/31/2008

Subsidiaries and
jointly controlled entities

Braskem America	4,829				847			(61)		5,615
Braskem Argentina	344				28			(6)		366
Braskem Distribuidora	89,017				207					89,224
Braskem Europa	9,813		2,686		123			646		13,268
Braskem Inc	34,414				10,620			(430)		44,604
Braskem Participações	16,023				(1)					16,022
Cetrel	74,373				2,247		(399)		892	77,113
CINAL	17,197				953					18,150
Copesul (i)	607,592				21,028		(8,070)		15	620,565
Ipiranga Química (ii)		534,957			(7,852)	1,062,019	(35,852)			1,553,272
Petroquímica Paulínia	145,094									145,094
Politeno Empreendimentos	15,441				291					15,732
Other	6,893								30	6,923

Associated companies
Borealis	23.853			(3,000)	786				(355)	21,284

Total investments	1,044,883	534,957	2,686	(3,000)	29,277	1,062,019	(44,321)	149	582	2,627,232

(i) Equity in the earnings of Copesul includes the effect of the exclusion of unrealized profits from products purchased from that subsidiary, still held in Braskem’s inventories, of R$ 2,635.

(ii) Note 11 (c).

Goodwill (negative goodwill) underlying investments

						Mar/08	Dec/07

				Ipiranga
	CETREL (i)	Cinal	Copesul (ii)	Química (iii)	Other	Total	Total

Goodwill amount	15,990		309,121	1,062,019	10,245	1,397,375	949,309
(-) Accumulated amortization	(5,727)		(190,692)	(35,852)	(191)	(232,462)	(419,664)
Transfer through merger							(371,066)
Negative goodwill amount		(8,730)			(1,522)	(10,252)	(10,846)

Goodwill (negative goodwill), net	10,263	(8,730)	118,429	1,026,167	8,532	1,154,661	147,733

(i) Goodwill based on the appreciation of property, plant and equipment, and amortized up to 2015.
(ii) Goodwill based on future profitability, amortized up to 2011.
(iii) Goodwill based in appreciation of property, plant and equipment and future profitability, amortized up to 2027 and 2017, respectively.

In the consolidated Quarterly Financial Information, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

(c) Advance for acquisition of investments

In December 2007, this line comprises expenses with the acquisition of the Ipiranga Group petrochemical assets, as mentioned in Note 1(b).

In addition to the amount of R$ 1,489,129 (Note 1 b)), intended for the purchase of shares, the Company considered as part of the investment cost those expenses directly relating to the process, amounting to R$ 33,117. Considering all disbursements made, the Company recorded goodwill of R$ 1,062,019, based on future profitability and appreciation of property, plant and equipment.

After the transfer of shares in February 2008, the amounts disbursement under the transaction, plus equity in net income of subsidiaries and associated companies and amortization of estimated goodwill, were reclassified to “Investments in subsidiaries”, including:

R$

Acquisition cost	460,227
Equity in net income of subsidiaries and associated companies determined from
April to December 2007	30,732
Equity in net income of subsidiaries and associated companies determined in	43,998
January and February 2008

534,957

Goodwill determined on the transaction	1,062,019

1,062,019

Amortization of goodwill between April and December 2007	(22,919)
Amortization of goodwill in January and February 2008	(8,605)

(31,524)

Balance of “Advances for acquisition of investment” on February 28, 2008
transferred to “Investments in subsidiaries”	1,565,452

12 Property, Plant and Equipment and Intangible Assets

Parent company

					Average
					annual
			Mar/08	Dec/07	depreciation/

		Accumulated			amortization
		depreciation/			rates
	Cost	amortization	Net	Net	(%)

Property, plant and equipment

Land	26,221		26,221	26,221
Buildings and improvements	1,010,667	(473,131)	537,536	543,635	2.7
Machinery, equipment and facilities	8,613,697	(4,083,450)	4,530,247	4,567,090	5.9
Mines and wells	10,491	(4,794)	5,697	3,912	10.6
Furniture and fixtures	66,271	(41,432)	24,839	24,318	9.9
IT equipment	85,933	(65,392)	20,541	21,496	20.0
Maintenance stoppages in progress	96,146		96,146	75,566
Projects in progress	1,004,305		1,004,305	971,996
Capitalized interest on projects in progress	25,607		25,607	47,231
Other	178,121	(65,223)	112,898	110,220	16.0

	11,117,459	(4,733,422)	6,384,037	6,391,685

Intangible assets

Trademarks and patents	512	(506)	6	6	9.6
Technology	25,325	(17,267)	8,058	8,853	12.3
Software and rights of use	236,575	(74,307)	162,268	150,363	19.8

	262,412	(92,080)	170,332	159,222

At March 31, 2008, property, plant and equipment includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in the net amount of R$ 751,268 (Dec/07 –R$ 765,747).

Consolidated

					Average
					annual
			Mar/08	Dec/07	depreciation/

		Accumulated			amortization
		depreciation/			rates
	Cost	amortization	Net	Net	(%)

Property, plant and equipment

Land	74,438		74,438	74,977
Buildings and improvements	1,321,914	(595,828)	726,086	730,671	2.8
Machinery, equipment and facilities	13,913,976	(7,488,852)	6,425,124	5,614,187	6.8
Mines and wells	11,561	(5,577)	5,984	4,220	10.6
Furniture and fixture	81,679	(51,642)	30,037	29,000	10.0
IT equipment	143,722	(105,970)	37,752	39,366	17.2
Maintenance stoppages in progress	136,122		136,122	95,502
Projects in progress	1,700,403		1,700,403	1,599,305
Capitalized interest on projects in progress	39,480		39,480	57,952
Other	325,931	(138,785)	187,146	158,899	15.6

	17,749,226	(8,386,654)	9,362,572	8,404,079

Intangible assets

Trademarks and patents	607	(575)	32	34	10.0
Technology	32,724	(22,089)	10,635	9,496	11.8
Software and rights of use	249,889	(75,385)	174,504	162,888	19.7

	283,220	(98,049)	185,171	172,418

At March 31, 2008, consolidated property, plant and equipment includes, besides appreciation from merger of subsidiaries, the goodwill on the purchase of the Ipiranga Group petrochemical assets (Note 11(b)).

Projects in progress relate to expenditures incurred for the implementation of Petroquímica Paulínia, as well as capacity expansion projects in industrial units, operating improvements to increase the economic useful lives of machinery and equipment, excellence projects in the areas of maintenance and production, and health and technology programs.

13 Deferred Charges

Parent company

			Mar/08	Dec/07	Average annual amortization rates (%)

		Accumulated
	Cost	amortization	Net	Net

Organization expenses	223,843	(154,251)	69,592	85,230	17.9
Expenditures for structured transactions	244,960	(157,494)	87,466	96,241	14.7
Goodwill on merged investments (i)	1,950,751	(862,131)	1,088,620	1,154,291	11.3
Pre-operating and other expenses	72,559	(36,440)	36,119	37,748	9.8

	2,492,113	(1,210,316)	1,281,797	1,373,510

Consolidated

			Mar/08	Dec/07	Average

					annual
					amortization
		Accumulated			rates
	Cost	amortization	Net	Net	(%)

Organization expenses	278,360	(199,369)	78,991	108,729	17.2
Expenditures for structured transactions	277,520	(186,261)	91,259	101,183	14.7
Goodwill on merged/ consolidated investments (i)	3,517,503	(1,088,819)	2,428,684	2,404,754	10.6
Pre-operating and other expenses	218,842	(156,520)	62,322	72,264	13.4

	4,292,225	(1,630,969)	2,661,256	2,686,930

(i) Goodwill on merged or consolidated investments is based on future profitability and amortized in up to 10 years, according to appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in compliance with CVM Instruction 319/99.

14 Loans and Financing

				Parent co.

		Annual financial charges	Mar/08	Dec/07

Foreign currency
Eurobonds		Note 14(a)	1,827,161	1,845,627
Advances on exchange contracts	Mar/08	US$ exchange variation + average interest of 4.91%	186
	Dec/07	US$ exchange variation + average interest of 5.45%		1,293
Export prepayments		Note 14(b)	1,380,181	1,137,960
Medium - Term Notes		US$ exchange variation + interest of 11.95%	615,607	632,567
Raw material financing	Dec/07	YEN exchange variation + fixed interest of 6.70%		383
	Mar/08	US$ exchange variation + average interest of 6.75%	17,803
	Dec/07	US$ exchange variation + average interest of 6.76%		18,293
	Mar/08	EUR exchange variation + average interest of 4.77%	796
	Dec/07	EUR exchange variation + average interest of 4.68%		1,671
BNDES	Mar/08	Average fixed interest of 9.39% + post-fixed restatement (UMBNDES)	28,216
	Mar/08	US$ exchange variation + interest of 7.06%	3,583
	Dec/07	Average fixed interest of 9.97% + post-fixed restatement (UMBNDES)		30,370
Working capital	Mar/08	US$ exchange variation + average interest of 7.66%	679,066
	Dec/07	US$ exchange variation + average interest of 7.94%		366,906
Local currency
BNDES	Mar/08	Average fixed interest of 3.57% +TJLP	325,493
	Dec/07	Average fixed interest of 3.78% +TJLP		301,057
BNB		Fixed interest of 9.78%	152,709	156,351
FINEP		TJLP	60,555	64,302
Project financing (NEXI)		YEN exchange variation + interest of 0.95% above TIBOR	221,315	231,190

Total			5,312,671	4,787,970
Current liabilities			(688,138)	(416,577)

Long-term liabilities			4,624,533	4,371,393

				Consolidated

		Annual financial charges	Mar/08	Dec/07

Foreign currency
Eurobonds		Note 14(a)	1,378,900	1,401,196
Advances on exchange contracts	Mar/08	US$ exchange variation + average interest of 5.43%	12,983
	Dec/07	US$ exchange variation + average interest of 5.65%		28,251
Export prepayment		Note 14(b)	1,844,815	1,623,294
Medium - Term Notes		US$ exchange variation + interest of 11.95%	615,607	632,567
Raw material financing	Dec/07	YEN exchange variation + fixed interest of 6.70%		383
	Mar/08	US$ exchange variation + average interest of 6.66%	17,803
	Dec/07	US$ exchange variation + average interest of 6.76%		18,292
	Mar/08	EUR exchange variation + average interest of 4.65%	796
	Dec/07	EUR exchange variation + average interest of 4.68%		1,671
Permanent asset financing	Mar/08	US$ exchange variation + LIBOR 0.35%	2,109,019
	Mar/08	US$ exchange variation + LIBOR 1.60%	36,731
	Dec/07	US$ exchange variation + 1.60% annual LIBOR		37,874
	Dec/07	US$ exchange variation + 0.35% four-month LIBOR		1,701,848
BNDES	Mar/08	Average fixed interest of 9.39% + post-fixed restatement (UMBNDES)	28,216
	Mar/08	US$ exchange variation + average interest of 9.03%	47,168
	Dec/07	Average fixed interest of 9.70% + post-fixed restatement (UMBNDES)		44,831

Working capital	Mar/08	US$ exchange variation + average interest of 7.66%	679,066
	Dec/07	US$ exchange variation + average interest of 7.83%		388,197
Local currency
Working capital	Mar/08	Average fixed interest of 86,48% of CDI	155,031
	Dec/07	Average fixed interest of 102% of CDI		128,852

FINAME	Mar/08	Average interest of 3.25% + TJLP	23,386
	Dec/07	Average interest of 4.44% + TJLP		7,008
BNDES	Mar/08	Average fixed interest of 3.35% +TJLP	708,512
	Dec/07	Average fixed interest of 3.45%+TJLP		667,465
BNB	Mar/08	Fixed interest of 9.87%.	161,597
	Dec/07	Fixed interest of 9.88%.		165,854
FINEP		Post-fixed restatement (TJLP)	60,555	64,301
Project financing (NEXI)		YEN exchange variation + interest of 0.95% above TIBOR	221,315	231,190
Compror	Mar/08	Average fixed interest of 104.51% of CDI	352,893
	Dec/07	Average interest of 11.55%		327,224

Total			8,454,393	7,470,298
Current liabilities			(1,278,419)	(1,068,351)

Long-term liabilities			7,175,974	6,401,947

UMBNDES = BNDES monetary unit.

(a) Eurobonds

Composition of transactions:

				Parent company			Consolidated

	Issue
	amount
Issue	US$		Interest	Mar/08	Dec/07	Mar/08	Dec/07
date	thousand	Maturity	(% p.a.)

Jun/1997	150,000	Jun/2024	8.25	268,077	265,999
Jul/1997	250,000	Jun/2015	9.38	450,826	446,169	270,642	267,737
Jun/2005	150,000	None	9.75	263,421	266,764	263,421	266,764
Apr/2006	200,000	None	9.00	356,017	360,536	356,017	360,536
Sep/2006	275,000	Jan/2017	8.00	488,820	506,159	488,820	506,159

				1,827,161	1,845,627	1,378,900	1,401,196

(b) Export prepayment

In April 2007, aiming at restructuring its indebtedness, the Company settled in advance the prepayment agreement in the amount of US$ 200,000 thousand, with stated maturity in June 2009, by obtaining a new prepayment in the amount of US$ 150,000 thousand, maturing in April 2014.

Composition of transactions:

				Parent company		Consolidated

	Initial amount
	US$
Date	thousand	Settlementdate	Charges (% p.a)	Mar/08	Dec/07	Mar/08	Dec/07

Fev/2008	150,000	Feb/2009	US$ exchange variation + average interest of 3 94	263,376		263,376
Oct/2007	150,000	Oct/2014	1.50 + four-month Libor	264,869	269,076
Oct/2007	315,525	Oct/2009	US$ exchange variation + 0.35 four-month Libor			549,437	562,339
Apr/2007	150,000	Apr/2014	US$ exchange variation + average interest of 5 94	270,065	269,612	270,066	269,612
Apr/2007	330,000	Apr/2009	0.35 + three-month Libor	581,871	591,946
Jul/2006	399,583	Feb/2013	US$ exchange variation + 1.44 6-month Libor			708,645	727,683
May/2006	10,000	May/2009	US$ exchange variation + 0.70 6-month Libor			17,867	17,848
May/2006	20,000	Jan/2010	US$ exchange variation + 0.56 annual Libor			35,424	37,524
May/2006	392	Jun/2008	US$ exchange variation + average interest of 5 41				962
Jan/2005	4,143	Jan/2008	1.55 + 3-month Libor		7,326		7,326

				1,380,181	1,137,960	1,844,815	1,623,294

(c) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand -R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 21), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 22).

(d) Repayment and guarantee schedule

Long-term loans mature as follows:

	Parent company			Consolidated

	Mar/08	Dec/07	Mar/08	Dec/07

2009	721,952	772,409	2,499,516	2,593,682
2010	190,424	181,674	907,911	378,680
2011	151,953	143,362	323,934	304,609
2012	65,664	57,698	347,297	329,059
2013 and thereafter	3,494,540	3,216,250	3,097,316	2,795,917

	4,624,533	4,371,393	7,175,974	6,401,947

(e) Investment financing

In April 2007, the negotiation for raising up to US$1.2 billion under a bridge loan was completed, in order to finance the acquisition of the Ipiranga Group petrochemical assets and delist Copesul. Up to March 31, 2008, the amounts drawdown by the Company, plus charges, totals R$ 846,740 and is stated as “Export prepayment” (Note 14 (b)). On a consolidated basis, this amount, including the amount drawdown by subsidiary EDSP58, is shown as “Permanent asset financing” and totals R$ 2,109,019.

(f) Guarantees

The Company and its subsidiaries Copesul and IPQ have provided securities for short- and long-term financing, as stated below:

Parent company

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

BNB	Jan/2016	152,709	152,709	Mortgage, machinery & equipment
BNDES	Nov/2012	357,292	357,292	Mortgage, machineryh & equipment
NEXI	Mar/2012	162,782	221,315	Insurance policy
FINEP	Mar/2012	60,555	60,555	Mortgage of industrial plant
Prepayments	Apr/2014	533,442	1,380,181	Promissory notes
Other institutions	Nov/2007 to Dec/2012	18,599	697,851	Promissory notes

	Total	1,285,379	2,869,903

Copesul

		Total	Loan
	Maturity	guaranteed	amount	Garantias

Prepayments	Jan/2010	53,333	53,333	Promissory note
BNDES	Jan/2014	178,941	178,941	Mortgage, machinery & equipment
BRDE	Jul/2009	4,809	4,809	Fiinanced equipment
Related parties	Feb/2010	1,373,539	1,373,539
Working capital financing	Feb/2010	154,599	154,599	Export Credit Note

Total		1,765,221	1,765,221

Copesul has secondary obligations with financial institutions, where it is guarantor of vendor transactions carried out by Petroflex, in the amount of R$ 8,862. No losses are anticipated from these obligations.

IPQ

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

Banco Santander do Brasil S/A	Jun/2013	167,780	167,780	Copesul shares
Banco Bradesco S/A	Jul/2014	132,084	132,084	Copesul shares
Banco Bradesco S/A	Jun/2008	11,243	11,243	Shareholder endorsement

Total		311,107	311,107

In December 2006, the Company and Petroquisa entered into a support agreement with BNDES, whereby they undertook to provide, in proportion to their respective interests in the capital of Petroquímica Paulínia, those funds required to cover any insufficiencies arising from default by that jointly-controlled entity. In this connection, the Company may be required to disburse to Petroquímica Paulínia the maximum amount of R$ 339,720, as capital contribution or loan.

(g) Capitalized interest

The Company and its subsidiaries adopt the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the weighted average financial charge rate on the debt to the balance of projects in progress. This amount is limited to the amount of charges incurred in the period.

The average rate used during the period was -4.32% p.a. (1st quarter of 2007 – 7.00% p.a.) and the amounts capitalized are stated below:

	Parent company			Consolidated

	Mar/08	Mar/07	Mar/08	Mar/07

Gross financial charges	86,701	51,321	75,218	85,893
(-) Capitalized interest	17,827	(21,601)	24,565	(21,601)

Net financial charges	104,528	29,720	99,783	64,292

(h) Loan covenants

Certain loan agreements entered into by the Company establish limits for a number or ratios relating to the ability to incur debts and pay interest. The ratios are as follows:

  Debentures of 13th and 14th Issues: Net Debt / EBITDA(*).
  NEXI financing: Net Debt / EBITDA(**) and EBITDA(**) / net interest on debt.
  MTN: Net Debt / EBITDA (**).

(*) EBITDA Earnings before interest, tax, depreciation and amortization
(**) EBITDA – Earnings before financial results and shareholdings plus depreciation, amortization, dividends and interest on shareholders’ equity received from unconsolidated companies.

The above covenants are calculated on a consolidated basis for the past 12 months on a quarterly basis. Penalty for noncompliance is the potential acceleration of the debt. All commitments have been accomplished by the Company.

15 Debentures

Composition of transactions:

					Parent company		Consolidated

	Unit
Issue	value	Maturity	Remuneration	Remuneration payment	Mar/08	Dec/07	Mar/08	Dec/07

13th (i)	R$ 10	Jun/2010	104.1% of CDI	Biannually as from Dec/2005	310,745	302,622	310,745	302,622
14 th (i)	R$ 10	Sep/2011	103.5% of CDI	Biannually as fromMar/2007	504,340	517,852	504,340	517,852
(ii)	R$ 1	Jun/2008	100.0% of CDI	Upon maturity			93,734	91,158

					815,085	820,474	908,819	911,632

(i) Public issue of non-convertible Company debentures.
(ii) Issued by subsidiary Ipiranga Química.

16 Taxes and Contributions Payable – Noncurrent Liabilities

		Parent company		Consolidated

		Mar/08	Dec/07	Mar/08	Dec/07

IPI credits offset
IPI – export credit	(i)	697,235	687,826	697,235	687,826
IPI – zero rate	(ii)	314,544	309,358	314,544	309,358
IPI – consumption materials and property, plant and equipment		43,043	42,529	43,043	42,529

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	52,310	46,594	56,258	50,581
Education contribution, SAT and INSS		43,037	38,565	43,037	38,577
PAES-Law 10684	(iv)	28,403	30,042	34,487	36,412
Other		20,125	19,995	60,055	59,160

(-) Deposits in court		(67,231)	(69,799)	(73,218)	(78,627)

		1,131,466	1,105,110	1,175,441	1,145,816

The Company and its subsidiaries have brought suit against some recent changes in tax laws, and the updated disputed values are duly provisioned for. No contingent assets are recorded by the Company and its subsidiaries in this regard.

(i) Excise tax (IPI) - Tax Credit on Exports (Crédito-prêmio)

The Company – by itself and through merged companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. When the STJ completes its judgment, the STF will revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands reasonably possible chances of success in these suits.

(ii) Excise tax (IPI) – Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 vs 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving merged companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving merged company Polialden (R$ 99,641) was settled in October 2007. The outstanding value relating to such case will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Law 9718 of 1998

The Company – by itself and through merged companies – has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax bases deriving from Law 9718 of 1998.

In February 2006, the court decisions favorable to the Company’s cases initiated in March 1999 became final and conclusive, giving rise to a positive impact of R$ 89,622 in income for the first quarter of that year.

As the STF Full Bench had definitively ruled, in November 2005, that the increase in PIS and COFINS tax basis under said law was unconstitutional, this matter became res judicata favorably to the Company’s merged entities in several lawsuits.

Some of these lawsuits also challenged the escalation of COFINS tax rates from 2% to 3%. In the opinion of its legal advisors, the Company stands remote chances in this specific regard. This fact, coupled with the recent unfavorable determination from the STF, led the Company to file for voluntary dismissal of this claim in most suits and settle the debt in cash on December 15, 2006.

(iv) Special Installment Program - PAES – Law 10684 of 2003

In August 2003, merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10684 of 2003. The amount due is being paid in 120 monthly installments. The outstanding debt is R$ 34,958 as of March 31, 2008, being R$ 6,555 in current liabilities and R$ 28,403 in noncurrent liabilities (December 2007 – R$ 36,597, being R$ 6,555 in current liabilities and R$ 30,042 in noncurrent liabilities).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

In July 2003, subsidiary IPQ also adhered to this type of financing, as a result of the cancellation of Offset Supporting Documents (DCC´s) arising from the acquisition of offset of third-party credits. At March 31, 2008, the amount outstanding is R$ 6,084 (Dec/2007 - R$ 6,370).

17 Income and Social Contribution Taxes

(a) Current income tax

	Parent company

	Mar/08	Mar/07

Income (loss) before income taxes	86,967	131,314
and minority shareholders

Income tax and social contribution expenses at the rate of 25%	(21,742)	(32,829)

Income tax on equity in income of subsidiaries	19,059	14,202
Other permanent differences	(800)	2,383
Amortization of goodwill	7,305	(880)
Taxes challenged in court	(31)	(33)
Tax losses	4,798	6,696
Provisions and other temporary differences	(19,510)	(4,781)
Other

Income tax expense	(10,921)	(15,242)

During the first quarter of 2008, there were no income tax exemption/abatement benefits. In the first quarter of 2007, these benefits amounted to R$ 10,711.

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Parent company			Consolidated

	Mar/08	Dec/07	Mar/08	Dec/07

Tax loss carryforward	587,100	585,777	651,176	585,777
Amortized goodwill on investment in merged companies	578,214	614,939	578,214	614,939
Temporarily non-deductible expenses	486,687	423,624	568,124	625,988

Potential calculation basis of deferred income tax	1,652,001	1,624,340	1,797,514	1,826,704

Potential deferred income tax (25%)	413,000	406,085	449,379	456,676
Unrecorded portion of deferred income tax	(2,813)	(2,880)	(2,813)	(2,880)

Deferred income tax - assets	410,187	403,205	446,566	453,796

Current assets	(36,725)	(36,725)	(62,763)	(61,842)

Noncurrent assets	373,462	366,480	383,803	391,954

Changes:
At beginning of the year	403,205	380,662	453,796	393,165
Subsidiary balances merged		8,612		8,612
Ipiranga consolidated balance				102,341
Addition of deferred income tax on tax losses	331	(15,768)	331	(118,109)
Addition of income tax on amortized goodwill of merged companies		85,757		85,757
Deferred income tax on amortized goodwill of merged companies	(9,114)	(31,917)	(9,114)	(31,917)
Deferred income tax on temporary provisions	15,765	(24,141)	1,553	13,947

At the end of the quarter	410,187	403,205	446,566	453,796

Deferred income tax – liabilities:
At beginning of the year	(7,346)	(7,935)	(62,817)	(14,802)
Realization (addition) of deferred income tax	148	589	2,655	(48,015)

At the end of the quarter	(7,198)	(7,346)	(60,162)	(62,817)

Deferred income tax in statements of income	7,130	14,520	(4,575)	(98,337)

Deferred income tax assets arising from tax losses and temporary differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by Company's and its subsidiaries’ management.

(ii) Composition of deferred social contribution

The consolidated Quarterly Financial Information includes the following portions of deferred social contribution arising from subsidiaries IQ, IPQ and Copesul:

		Balances

	Mar/08	Dec/07

Assets	21,461	4,636
Liabilities	20,986	10,982

Deferred CSL assets balances arise from non-deductible provisions and goodwill on the acquisition of investments. Liabilities balances arise from unrealized exchange variations and accelerated depreciation.

(c) Social Contribution on Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Internal Revenue Department has issued tax infraction notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors (which stated the likelihood of a favorable outcome as reasonably possible), Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 825,000 (Dec/2007 - R$ 809,000), net of fine.

18 Tax Incentives

(a) Income tax

To 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari have the same right up to base years 2011, 2012 and 2016. The PVC plant at Camaçari also has this right up to base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or loss compensation.

(b) Value-added tax on sales and services (ICMS)

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive is stated in income for the year, under “Other operating income”. The incentive determined for the quarter ended March 31, 2008 was R$ 5,885 (Mar/07 – R$ 1,160).

19 Shareholders’ Equity

(a) Capital

At March 31, 2007, the Company’s subscribed and paid-in capital is R$ 4,640,947, represented by 432,837,611 shares, comprising 149,810,870 common, 282,223,675 Class A preferred, and 803,066 Class B preferred shares, with no par value. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are Class A preferred, and 4,880,000 are Class B preferred shares.

(b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class A preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class A preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class A preferred shares are convertible into common shares, by resolution of the majority voting share at general meetings. Class B preferred shares may be converted into Class A preferred shares at a ratio of two Class B preferred shares to each Class A preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds.

If the Company is wound up, Class A and B preferred shares are accorded priority treatment in repayment of capital.

The shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at yearend, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the yearend net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 14(c)), the payment of dividends or interest on equity is capped at twofold the minimum dividends accorded to preferred shares under the Company’s bylaws.

(c) Treasury shares

On February 19, 2008, a new share repurchase program was approved, with a 12-month term and approximate investment of R$ 252,000, for the repurchase of up to 19,862,411 class “A” preferred shares.

On March 6, 2008, the cancellation of 16,595,000 class “A” preferred shares of the Company was approved. These shares had been maintained in Treasury and recorded for at R$ 244,456. The amount was written-off from the profits for expansion reserve.

(e) Appropriation of net income

The Shareholders’ Annual Meeting held on March 26, 2008 approved the appropriation of net income for year 2007, totaling R$ 543,220, as follows: (i) R$ 278,457 as dividends for common, and classes “A” and “B” preferred shares, at the ratio of R$ 0.644 per share; (ii) R$ 27,161 to the legal reserve, and (iii) R$ 237,602 to the profits for expansion reserve.

20 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQU¥MICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQU¥MICA filed a plea known as embargos de divergência, which was cognized by the higher courts. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case docket.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Offsetting of tax credits

From May through October 2000, merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) cancelling the DCC’s. Based on said ordinances, the Federal Internal Revenue Department unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) of R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labelled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c) National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totalling approximately R$ 299,714 (updated by the SELIC rate) as of March 31, 2008.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(d) Other court disputes involving the Company and its subsidiaries

• The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totalling R$ 27,926 as of March 31, 2008 (Dec/2007 – R$ 27,507). Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfilment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

• In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

Until July 2007, the Company acted as respondent in arbitration started by a shipping company and underway in the City of Rio de Janeiro. Braskem was eventually sentenced to pay R$10,363 for breach of the original contractual conditions, having disbursed said sum in August 2007.

• As of March 31, 2008, the Company and its subsidiaries figured as defendants in 1,287 suits for damages and labor claims (already including those mentioned above), totalling approximately R$ 450,653. According to the opinion of legal advisors, most of these suits are likely to be found In favor of the Company. For the cases entailing a probable defeat, the Company has provided for R$ 22,128 (December 2007 – R$ 25,005).

• Further, in 1999, the Federal Internal Revenue Department (SRF) served notice on the controlled company Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a controlled entity abroad. The updated dispute comes to R$ 21,308. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of Copesul, the likelihood of a favorable outcome for this case is reasonably possible.

21 Financial Instruments

(a) Risk management

Since the Company and its subsidiaries operate in the domestic and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates, and commodities.

The Company’s policy to manage risks has been approved and reviewed by management. These rules prohibit speculative trading and selling short, and provide for the diversification of instruments and counterparties. Counterparties’ limits and creditworthiness are reassessed on a regular basis and set up in accordance with rules approved by management. Gains and losses on hedge transactions are taken to income on a monthly basis.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company and its subsidiaries are financial investments abroad (certificates of deposit, securities in U.S. dollars, investment funds, among other instruments) in U.S. dollars. The forms of currency hedge which do not involve the use of cash are swaps, forwards and options.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company and its subsidiaries have long-term loans and financing to finance their operations, including cash flow and project financing. Part of the long-term loans is linked to foreign currencies (Note 14).

(c) Exposure to interest rate risks

The Company and its subsidiaries are exposed to interest rate risks on their debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rat.

(d) Exposure to commodities risks

The Company and its subsidiaries are exposed to fluctuations in the price of several petrochemical commodities, especially their main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risks

The operations that subject Braskem and its subsidiaries to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivative instrument transactions

At March 31, 2008, the Company and its subsidiaries had the following derivative contracts:

					Market value (i)

			Parent company			Consolidated

Description	Maturity	Nominal value	Mar/08	Dec/07	Mar/08	Dec/07

Real + CDI / Yen + Tibor (swap)	Mar/2012	R$ 136,000	(33,185)	(45,462)	(33,185)	(45,462)
Real + CDI / Yen + Tibor (swap)	Jun/2012	R$ 143,000	(25,347)	(31,251)	(25,347)	(31,251)
Credit Default Swap	Jun/2015	US$ 100,000 th.			423	106
Total Return Swap	Jun/2008	US$ 260,000 th.			20,504	34,664
Swap Austrian Notes	Jan/2010	R$ 259,622	(38,759)	(19,201)	(38,759)	(19,201)
Swap Austrian Notes	Jan/2011	R$ 243,480	(37,377)	(20,688)	(37,377)	(20,688)
Swap Coupon vs Libor	Jul/2008	US$ 150,000 th.			532	216
Swap EPP	Feb/2009	US$ 150,000 th.	6,623		6,623

(i)The market value represents the amount receivable (payable) should the transactions be settled on March 31.

To determine the estimated market value of financial instruments, the Company uses transaction quotations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

22 Financial income (expenses)

	Parent company		Consolidated

	Mar/08	Mar/07	Mar/08	Mar/07

Financial income:
Interest income	20,630	18,302	34,232	62,708
Monetary variation on financial investments, related parties,
and accounts receivable	6,993	28,126	8,662	22,002
Monetary variation of taxes recoverable	840	2,456	2,858	2,589
Gains on derivative transactions	8,268	14,146	3,218	25,654
Exchange variation on foreign currency assets	(16,624)	(85,153)	(20,963)	(90,028)
Other	1,211	1,372	2,250	2,369

	21,318	(20,751)	30,257	25,294

Financial expenses:
Interest on financing and related parties	(83,173)	(80,058)	(84,491)	(118,743)
Monetary variation of financing and related parties	(37,683)	(63,651)	(37,294)	(63,383)
Monetary variation and interest on taxes and suppliers	(25,274)	(30,037)	(26,310)	(30,170)
Losses on derivative transactions	(4,624)	(1,206)	(7,387)	(3,621)
Expenses for vendor transactions	(7,848)	(27,244)	(21,499)	(27,244)
Discounts granted	(6,187)	(13,362)	(23,761)	(35,031)
Exchange variation on liabilities in foreign currency	23,074	196,427	25,364	199,630
Taxes and charges on financial transactions	(35,007)	(41,761)	(54,838)	(43,650)
Other	(14,297)	(12,431)	(533)	(15,958)

	(191,019)	(73,323)	(230,749)	(138,170)

Net financial result	(169,701)	(94,074)	(200,492)	(112,876)

23 Other operating income and expenses

	Parent company		Consolidated

	Mar/08	Mar/07	Mar/08	Mar/07

Rental of facilities and assignment of right of use	8,896	4,372	8,896	4,372
Tax incentives and recovery of taxes	5,883	1,160	7,989	1,583
Proceeds from the sale of sundry materials	(2,596)	(3,372)	(2,596)	(3,292)
Inventory and other adjustments	(3,451)	(3,424)	(3,656)	(3,451)
Other operating income (expenses), net	12,503	593	12,965	(11)

Other operating income and expenses, net	21,235	(671)	23,598	(799)

24 Non-operating income (expenses)

Non-operating income (expenses) in the first quarter of 2008 include R$ 252,105 relating to the disposal of the investment in Petroflex (Note 1(b)). The investment cost amount on the disposal date, of R$ 136,538, was accounted for as non-operating expense.

25 Insurance Coverage

Braskem and its subsidiaries have a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At March 31, 2008, amounts insured are as follows:

		Ipiranga
		Química
		and
Coverage:	Braskem	IPQ	Copesul

Maximum indemnity limit of the insurance coverage for inventories, property, plant and equipment, and loss of profits, per claim - (US$
thousand)	1,900,000	500,000	1,500,000

Amount of insured assets - R$ (thousand)	14,322,806	1,327,647	4,904,350

Additionally the Company and its subsidiaries have transportation, group life, sundry risks and vehicle insurance policies. The risk assumptions adopted are not part of the scope of the audit and, as such, were not examined by our independent auditors.

26 Private pension plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

At March 31, 2008, the active participants in ODEPREV amounted to 2,500 (Mar/07 – 2,512), and the Company’s and employees’ contributions in the first quarter of 2008 were R$ 1,453 (1st quarter of 2007 – R$ 1,237) and R$ 3,708 (1st quarter of 2007 – R$ 3,152), respectively.

(b) PETROS - Fundação PETROBRAS de Seguridade Social

Copesul and its employees make contributions to PETROS - Fundação Petrobras de Seguridade Social, under retirement and defined benefit pension plans.

In 2007, the rate of the contribution salary was 12.93% over the total pay of employees who participate in the plan. At March 31, 2007, contributions made by Copesul added up to R$ 1,536 (Mar/07 - R$ 1,424).

Pursuant to PETROS charter and applicable law, in the event of a material insufficiency of technical reserves, both the sponsors and participants will be required to make a financial contribution, otherwise the plan benefits will be downsized in accordance with the available funds. Until the Quarterly Financial Information date, this subsidiary was not required to make any supplementary contribution.

(c) COPESULPREV – Plano Copesul de Previdência Complementar

In May 2003, the Board of Directors of Copesul approved the implementation of the Copesul Supplementary Private Pension Plan, called COPESULPREV. This a closed, defined contribution plan intended to cover those employees not included in the former PETROS plan, which currently accepts no new participants. The plan is independently managed by PETROS - Fundação Petrobras de Seguridade Social, with no links to any other pension plan managed at present by that entity, pursuant to the provisions of Complementary Law 109/2001.

At March 31, 2008, Copesul’s contributions added up to R$ 1,350 (Mar/07 – R$ 331).

(d) Fundação Francisco Martins Bastos – FFMB

Subsidiaries Ipiranga Química and IPQ sponsor Fundação Francisco Martins Bastos - FFMB, a closed supplementary private pension entity, designed to manage and execute pension benefit plans to the employees of Petróleo Ipiranga Companies.

At March 31, 2008, the subsidiaries’ contributions amounted to R$ 290 and R$ 391 relating to basic and supplementary benefits, respectively.

27 Raw material purchase commitments

The Company and its subsidiaries have contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to R$ 725,895.

Braskem and Copesul purchase naphtha and condensate under contracts establishing a minimum annual purchase volume equal to R$ 23,961,177 (unaudited), based on market prices as of March 31, 2008.

28 Law 11638/07 – Changes in the Brazilian Corporation Law

Law 11638, enacted on December 28, 2007, introduced a number of provisions and amended other provisions of Law 6404 (Brazilian Corporation Law). The Law is mainly intended to update the Brazilian Corporate law in order to harmonize accounting practices adopted in Brazil with international accounting standards issued by International Accounting Standard Board (IASB).

Such changes should be applied to financial statements for the end of fiscal year initiated on January 1, 2008, as stated by the Brazilian Securities Commission (Comissão de Valores Mobiliários -CVM). The main impacts on the presentation format of financial statements and criteria to determine the financial position and results of Braskem and its subsidiaries may be summarized as follows:

(i) Deferred charges will be comprised only by pre-operating expenses and restructuring expenditures which will effectively contribute to increasing the profitability of the corporation in more than one fiscal year and which are not merely reductions in costs of increases in operating efficiency. As stated in Note 13, the balance of goodwill at March 31, 2008 is R$ 1,088,620 (parent company) and R$ 2,303,684 (consolidated). The Company and its subsidiaries are currently waiting for rules for the probable reclassification of intangible assets, as well as the realization criteria to ascertain any impacts on shareholders’ equity and net income.

(ii) Tax incentives will no longer be classified as capital reserve, but as part of net income for the year. During the transition period, CVM recommends that these be classified in deferred income. As discussed in Note 21(a), the Company has tax incentives of income tax abatement, and the related amount is accounted for as capital reserve. At March 31, 2008, no income tax exemption was determined for Braskem.

Furthermore, the criteria to evaluate assets and liabilities have been changed, in particular the following items whose effects are shown in the table below:

(iii) Adjustments to present value: Assets and liabilities arising from long-term transactions, as well as from material short-term transactions, should be adjusted to present value. For this assessment, the Company adopted CVM Deliberations 489/05 and 527/07. Long-term assets and liabilities were indexed, while short-term ones were considered immaterial. The discount rate used was CDI (Interbank Deposit Certificate).

(iv) Market value: Investments in financial instruments, including derivatives, classified as “available for sale” or “trading” should now be marked to market. To value its investments in financial instruments, the Company adopted the Brazilian central Bank (BACEN) Circular-Letter 3068/01. Increases and decreases in the value ascribed to instruments classified as “available for sale”, as long as they are not realized, must be directly taken to shareholders’ equity, in “Adjustments in equity valuation”.

(v) Investments abroad: On January 2008, CVM issued Deliberation 534, approving CPC-02, effective for fiscal years ending as from December 2008. CPC-02 is intended to determine how foreign currency transactions and operations should be included in the financial statements of a Brazilian entity, and how the financial statements of a foreign entity should be translated into the presentation currency of financial statements in Brazil. The adjustments arising from this valuation, as long as unrealized, will be recorded in “Adjustments in equity valuation”, in Shareholders’ equity.

(vi) Revaluation reserve: Corporations may no longer record revaluation reserves. The new Law allows corporations to either maintain existing balances and realize such balances in accordance with current standards, or reverse the balances until the end of 2008. Subsidiary Copesul and jointly-controlled Cetrel have revaluation reserve balances. The Company is considering, together with these subsidiaries, the maintenance of such revaluations.

Base don the effects verified until the period ended March 31, 2008, the shareholders’ equity and statement of income for the year would be as follows:

Shareholders’ equity	Parent	Consolidated
	Company

Current shareholders’ equity	5,927,292	5,839,087

Adjustments from Law 11638/07:

Adjustment to market value of financial instruments
(Note 28 (iv))
• unrealized gains or losses	(23,684)	(43,106)
• marking to market	18,113	17,859

Investments abroad (Note 28 (v))	(485)	514
Adjustments directly to income for the period	24,202	43,560

Adjusted shareholders’ equity	5,945,438	5,857,914

Statement of income for the period	Parent co.	Consolidated

Current net income	83,176	82,751

Adjustments from Law 11638/07:

Adjustment to market value of financial instruments
(Note 28 (iv))
• unrealized gains or losses	23,684	43,106

Investments abroad (Note 28 (v))
• equity in the earnings of subsidiaries	667	602
• exchange variation	(149)	(148)

Adjusted net income	107,378	126,311

Even before the enactment of Law 11638/07, the Company adopted as good accounting practices the preparation and disclosure of statements of cash flow and value added, classifying certain amounts as intangible assets, in accordance with the provisions of CVM Deliberation 488/05.

Management will continue to review the effects of the above mentioned changes on its shareholders’ equity and results for the year of 2008, taking into consideration the guidance and definitions to be issued by the regulators.

29 Subsequent Events

(a) Petroquímica Paulínia

On April 25, 21008, the industrial plant of the jointly-controlled subsidiary Petroquímica Paulínia started operations. The unit, located at the city of Paulínia, State of São Paulo, has a production capacity of 350 thousand/ton per year of polypropylene.

Supplementary Information

Statement of cash flows for the periods ended March 31, 2008 and 2007

		Parent
		company	Consolidated

	Mar/08	Mar/07	Mar/08	Mar/07

Net income for the quarter	83,176	108,979	82,751	106,860
Adjustment to reconcile net income:
Depreciation, amortization and depletion	220,048	218,498	308,414	247,455
Amortization of goodwill (negative goodwill), net	21,693	23,647	22,504	22,674
Equity in income of subsidiary and associated companies	(75,224)	(59,387)	(2,532)	109
Tax incentives			(36)	(1,298)
Exchange variation on investments	(149)	2,579	(148)	2,808
Losses on interest in investment and other		50	1,751	671
Losses (gains) on permanent assets disposal	(114,574)	88	(114,093)	130
Interest and monetary and exchange variations, net	130,843	15,345	91,176	6,896
Recognition of tax credits		8,377		8,377
Minority interests			37,166	2
Deferred income and social contribution taxes	(7,130)	7,093	(5,529)	2,484
Other	(1,838)	(21,149)	(1,269)	(20,015)

	256,845	304,120	420,155	377,153

Effect of reduced interest in jointly-controlled subsidiary			(5)
Financial effects on cash	(15,103)	102,042	(4,150)	130,509

Cash generation before changes
in operation working capital	241,742	406,162	416,000	507,662

Changes in operating working capital
Marketable securities	445,301	374,194	29,003	330,570
Trade accounts receivable	121,576	(92,666)	133,065	268,373
Inventories	(185,302)	(18,103)	(442,841)	(30,477)
Taxes recoverable	(72,242)	56,239	(97,208)	34,735
Prepaid expenses	13,819	19,116	14,308	18,427
Dividends received	3,937	71,908	3,937
Other accounts payable	(16,696)	(22,547)	(40,286)	(3,338)
Suppliers	22,005	(55,063)	(124,276)	(151,811)
Taxes and contributions	14,931	9,267	37,875	9,308
Tax incentives	(683)	10,711	(648)	11,999
Advances from customers	2,328	19,742	15,071	716
Other accounts payable	19,179	(21,685)	3,671	(30,168)

Generation of cash from operations before financial effects	609,895	757,275	(52,329)	965,996

Exclusion of financial effects on cash	15,103	(102,042)	4,150	(130,509)

Generation of accounting cash from operations	624,998	655,233	(48,179)	835,487

Cash flows (continued)

		Parent
		company	Consolidated

	Mar/08	Mar/07	Mar/08	Mar/07

Proceeds from the sale of permanent assets	1,237	164	1,228	164
Additions to investments	(636,173)		(622,297)
Additions to property, plant and equipment	(151,234)	(144,777)	(239,753)	(198,720)
Additions to intangible assets			(2,199)
Additions to deferred charges	(260,155)	(1,725)	(288,011)	(6,243)

Cash used for investments	(1,046,325)	(146,338)	(1,151,032)	(204,799)

Short-term debt, net
Funds obtained	598,368	140,951	1,208,230	315,012
Repayment	(402,241)	(141,240)	(1,215,699)	(719,270)
Long-term debt
Funds obtained	345,096	42,520	999,906	42,829
Repayment	(109,777)	(159,260)	(110,542)	(160,058)
Related parties
Funds obtained	29,381	7,729
Repayment	(25,307)	(60,728)
Dividends paid to shareholders and minority interests	(7)	(4)	(96)	(473)
Other			1,135	(58)

Use of cash in financing	435,513	(170,032)	882,934	(522,018)

Generation (use) of cash and cash equivalents	14,186	338,863	(316,277)	108,670

Represented by
Cash and cash equivalents, at the beginning of the period	1,071,600	1,125,925	1.890.151	1,547,061
Cash and cash equivalents, at the end of the period	1,085,786	1,464,788	1.573.874	1,655,731

Generation (use) of cash and cash equivalents	14,186	338,863	(316.277)	108,670

This statement was prepared in accordance with the criteria set forth in Accounting Standards and Procedures - NPC 20 – Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors - IBRACON.

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.